SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarifications on ICMS collection

Rio de Janeiro, October 2, 2007 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, clarifies recent information regarding the decision made by the Treasury Policy Council (Conselho de Política Fazendária, CONFAZ), during the meeting it held last Friday, September 28, to postpone the voting session for ICMS (state value-added sales tax) collection for temporary oil platform imports and on Rio de Janeiro State’s withdraw from Agreement # 58/99. Agreement # 58/99 regulates ICMS tax release for import operations for the oil industry.

The peculiarities involved in the oil exploration and production activity, which include high risks and costs, incentives to the Brazilian industry, and job creation, led to the creation of a specific tax system (Repetro) for this segment. The Repetro releases temporary platforms from all federal taxes. With regard to the state value-added sales taxes, the so-called ICMS, CONFAZ Agreement # 58/99 guaranteed tax release.

The state of Rio de Janeiro, via its Treasury Department, publicly declared its intention to request its withdraw from CONFAZ Agreement # 58/99 seeking to charge ICMS for these platforms at 7% or 16% aliquots.

Considering this fact, the Brazilian Oil & Gas Institute (Instituto Brasileiro de Petróleo e Gás, IBP) presented an alternative to Agreement # 58/99 that would attend to the interests of the state of Rio de Janeiro and not render investments unviable for the entire oil industry, considering the peculiarities of other producing States and to guarantee all companies are treated uniformly. This solution would set taxation at 2.06% or 5.14% aliquots, based on the possibility of full use of the taxes that are paid if the latter alternative is adopted.

The proposal was made by the State of Bahia and widely discussed by the states’ representatives in the meetings that preceded the CONFAZ’s meet. Parallelly, discussions held among the IBP, Petrobras, and the Rio de Janeiro State government evolved to a new proposal, in the same molds, with aliquots ranging from 3% to 7.5%, at the taxpayer’s criterion, based on the possibility of using the values that are paid as credit for future ICMS payments and on a 2-year grace period to begin using the credit.

Petrobras defends the approval, in the next few days, of the proposal agreed-to by the IBP, the Bahia and Rio de Janeiro State governments, and Petrobras itself, seeking to maintain uniform rules in all States for platform imports, something that was broken when RJ, RN, CE, and PE withdrew from Agreement # 58/99, approved during the CONFAZ’s latest meeting.

When the new legislation is in fact in effect, based on the proposal that was presented, the impact will only be on new platforms that are imported. ICMS taxation for the imports will be based on the calculation of the value of the imported good (value stated on the import documents).

With regard to the taxation on the P-54, the platform was properly imported pursuant to all legal procedural steps and without ICMS taxation based on a legal decision handed down by the Rio de Janeiro State Court of Justice, which has prevented the State from collecting this tax for this type of operation since February 2007.

   www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 02, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.